Mail Stop 3561

June 14, 2005

Joel R. Jacks, Chairman and Chief Executive Officer
Federal Services Acquisition Corporation
900 Third Avenue, 33rd Floor
New York, New York 10022-4775

> **RE: Federal Services Acquisition Corporation**
> **Registration Statement on Form S-1**
> **File No. 333-132220**

Dear Mr. Jacks:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Prior to the effectiveness of the company's registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the Underwriters has received clearance by the NASD.

2. Revise your disclosure referencing your intent to have the company's securities listed on the OTC Bulletin Board to clarify that there is no assurance that such securities will be listed for trading on the OTC Bulletin Board.

3. Tell us how the factors you considered in determining to value this offering at $126,000,000. Have you identified or been provided with the identity of or had any direct or indirect contact with potential acquisition candidates? If management, the directors, or any affiliate, agent or other representative has already taken direct or indirect measures to locate a target business, has developed a methodology or established criteria for locating a potential business combination, or unaffiliated entities have approached you with possible candidates, please disclose this information or advise us supplementally. Please note in particular that we are not seeking simply whether a potential business combination candidate has been "selected," as you disclose on page 33, but are looking more to the type, nature and results to date of any and all diligence, discussions, negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate thereof, or an unrelated third party, with respect to a business combination transaction involving the company. We may have further comment.

4. Provide disclosure in a prominent place in the prospectus detailing the various fees, reimbursements and other cash flows being paid or which may be payable to the existing stockholders and/or officers and directors in this offering, both by source and amount as available. We may have further comment.

5. Provide disclosure with respect to the conversion rights to discuss the relative benefits and financial advantages to utilization of such feature between the existing stockholders and the public stockholders. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the conversion right when exercised by an existing stockholder as compared to a public stockholder. In this context, we note that: (i) the existing stockholders are allowed to make purchases of shares in both the offering and in the open market subsequent to the offering; (ii) there appears to be a disincentive for public stockholders to exercise their conversion rights due to the fact that the amount available to such stockholders (approximately $5.46 per share) is virtually certain to be less than the purchase price paid for the unit in the offering ($6.00); and (iii) there does not appear to be a corresponding disincentive for existing stockholders to exercise their conversion rights since their existing shares have an effective purchase price of $0.0011 per share and thus even after paying the offering price and/or market price for the other shares acquired after the date of the prospectus, the effective cost to the existing stockholders of their shares will be less than the conversion price of approximately $5.50 per share. Similar disclosure should be provided, as applicable, with respect to the shares held by the Underwriters. If our understanding is incorrect, please advise. We may have further comment.

6. We note the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission. With a view toward disclosure, identify for us the names of the companies that have registered or are seeking to register blank check offerings underwritten on a firm commitment basis; the Securities Act Form the companies' filed on; if applicable, the date of effectiveness; and, the status of the offering thus far. In this regard, tell us the amount escrowed to date and whether the blank checks have engaged in the desired business combination outlined in the prospectus. To assist the staff in this regard, please present the information in a tabular format. We may have further comment.

Prospectus Cover Page

7. Does the disclosure relating to the underwriting discount and commission take into consideration the cash fee payable to CRT Capital that is equal to 1% of the fair market value of an initial business combination? Refer to disclosure on page 33. Revise or advise.

Prospectus Summary

8. Please provide a basis for management's belief that "there are numerous attractive acquisition opportunities" in the federal services and defense industries. Disclose, with specificity, how management knows this. Is it through Messrs. Jacks and Schulte's involvement with CMLS Management, L.P. and CM Equity Management, L.P.? We may have further comment.

9. Disclosure indicates that "certain numbers in the prospectus have been rounded and are, therefore, approximate." Please specify which numbers in the prospectus are "approximate."

10. Please specifically disclose the factual basis for, the context of all your beliefs, understandings, estimates, and opinions. This particularly pertains to your disclosure of all projections, statistics and assertions. Unless you can substantiate on a reasonable basis all of the projections, statistics and assertions that you cite, please remove them. To the extent you rely on market analyses, please disclose whether the source is publicly available. If the source is not available for no or nominal charge, you are advised that the company must provide a consent for its' use or adopt the information as the company's own. Also, supplementally provide the staff with copies of all sources utilized for your disclosure of statistics. Some examples include the majority of the disclosure contained in the "Large Target Markets;" "Attractive Underlying Growth;" "Federal Investments in Information Technology;" and "Outsourcing and Attrition of the Federal Workforce" subsections. This is not an exhaustive list.

11. Expand the disclosure related to the statement that the target company may provide services at the state and local levels.

12. Disclosure indicates that you may "seek to effect business combinations with more than one target business . . . ." In light of the company's requirement that any acquisition must be of a company with a fair market value equal to at least 80% of the company's net assets, provide additional disclosure to clarify how the company would be able to effectuate a business combination with more than one target business.

The Offering
Securities Offered

13. Discuss, here and elsewhere in the prospectus as appropriate, the material factors that CRT Capital Group will consider in determining whether to allow the common stock and warrants to begin trading separately prior to the 90th day after the date of the prospectus. As for the disclosure on page 49 referencing the fact that CRT Capital will consider "general market conditions," please disclose what market conditions CRT will take into consideration. Also, disclose the circumstances under which CRT Capital may shorten the timeframe within which the securities may begin separate trading. We may have further comment.

14. Please note, here or in another appropriate place, whether the company plans to amend its 8-K filing to provide an audited balance sheet to reflect the exercise of the over-allotment option if such exercise does not take place prior to the filing of the 8-K to reflect the consummation of the offering. Disclosure in the table on page 40 indicates that such an amended Form 8-K will be filed. Revise your disclosure as appropriate.

Redemption

15. With a view toward disclosure, tell us supplementally whether or not you must obtain CRT Capital Group's consent before redeeming the outstanding warrants.

16. With a view toward disclosure, tell us supplementally whether or not there is a weekly trading volume condition imposed on the company's ability to redeem the outstanding warrants. Also, provide the reasons and rational behind the criteria established for calling the warrants for redemption.

Conversion Rights for Stockholders Voting to Reject a Business Combination

17. Disclose here that public stockholders who convert their stock into their share of the trust fund will continue to retain the right to exercise any warrants they may hold. Describe for us the purpose and rationale behind allowing these investors to retain their warrants. We may have further comment.

Escrow of Existing Stockholders' Shares

18. Briefly detail, here or elsewhere in the prospectus as appropriate, the "certain limited exceptions" to the requirement that all existing stockholders' shares shall not be transferable during the escrow period and will not be released from escrow until 2008. Also, disclose when in 2008, the shares will be able to be released from escrow. We may have further comment.

Risk Factors

19. In the ninth risk factor, as well as numerous other places in the prospectus, you make reference to the fact that it is the company's expectation that the current management will remain with the company after the consummation of the business combination. Detail how the company intends to accomplish this, referencing the necessary transaction structure, valuation determinations, exchange ratios, and other contingencies which must be addressed and structured so as to ensure that the company's management will be able to maintain its position with the company post-business combination. We may have further comment after reviewing your revised disclosure.

20. In the 11th risk factor, disclose the method by which the company determined that management would purchase up to 1,428,571 warrants in the after-market. Also, clarify if this agreement to purchase warrants is limited to the number disclosed. If there is no limitation to the number of warrants management or its affiliates may purchase in the after market, then so disclose.

21. In the 12th risk factor and elsewhere as appropriate, expand the disclosure related to the fact that the company may "determine to acquire one or more of the portfolio companies" in which CMEP have an investment. Are these portfolio companies aware of the fact that Messrs. Jacks and Schulte manage this blank check company, that the company seeks to go public on a 1933 Act registration statement on Form S-1, and that it seeks to possibly acquire one of the portfolio companies? Also, detail the number of companies that Messrs. Jacks and Schulte believe may be for sale and how they ascertained this information. We may have further comment.

22. In the 20th risk factor, disclosure indicates that the warrants "may make it more difficult to effectuate a business combination" because the exercise of the warrants will "increase the number of issued and outstanding shares of common stock and reduce the value of the shares issued to complete" the combination. Explain why you are structuring the offering so as to impose a potential barrier to carrying out the company's business plan.

Use of Proceeds

23. In the tabular presentation, for the use of proceeds not held in trust, please add disclosure assuming the over-allotment option is exercised. Currently, you merely provide disclosure without the over-allotment option. To the extent the amount of proceeds not held in trust will remain constant, even if the over-allotment is exercised, so disclose via footnote.

Proposed Business

24. As a means of better defining what is meant by your use of the term "federal services and defense industries," expand the list of industry segments that constitute the industries to include all segments in which the company is considering a business combination candidate and provide a description of each such segment. In addition, to the extent that the company has prioritized the industries segments with respect to preference, provide disclosure of such preferences, including a discussion of the reasons for such preferences.

25. Disclosure on page 31 references "attractive" companies that exhibit "a number of favorable characteristics." From your disclosure, it appears that management has begun to identify potential acquisition candidates. Otherwise, it would appear that the company has no apparent basis for its reference to the attractiveness of companies in the federal services and defense industries. If management has begun its search, then you must disclose this information or advise us supplementally. If not, disclose the basis for management's assertion. Please see Instruction 6 to Item 504 of Regulation S-K.

26. In the last paragraph under the heading "Selection of a target business and structuring of a business combination," we note the disclosure that the company will not pay any finders or consulting fees to the existing stockholders. Please expand this disclosure, if accurate, to affirmatively confirm that the existing stockholders will receive no finders fees, consulting fees, or any similar type fees from any person or entity in connection with any business combination involving the company or an affiliate thereof.

27. Disclosure on page 32 references "consistent operating margins" and "strong cash flow" as it pertains to the "more attractive" companies in the federal services and defense industries. Disclose how you ascertained information relating to "consistent operating margins" and "strong cash flow" and identify the companies that possess these disclosed characteristics. We may have further comment.

28. Disclose, here and elsewhere as appropriate, whether you have identified specific desired attributes for potential acquisition candidates. For example, what are the criteria you will take into consideration in determining whether to combine with a potential acquisition candidate? Will the company utilize EBITDA? Please discuss the rationale behind the utilization of specific criteria. Additionally,

describe the methodology utilized by the company in identifying potential business combination candidates.

Governmental Regulations

29. Provide additional disclosure detailing the various types and forms of governmental regulations which may be imposed upon the company and its potential operations, including the various subject matters, types of obligations and responsibilities that may be imposed on the company, and the various costs to the company in complying with such regulations.

Management's Expertise

30. Describe in greater detail the role to be carried out by your non-executive director. We may have further comment.

Certain Relationships and Related Transactions

31. Describe the mechanisms management has in place to minimize the potential conflicts of interest.

32. Provide the basis for the statement that "[A]ll ongoing and future transactions" between the company and its officers, directors or their affiliates will on terms believed to be no less favorable than would be available from unaffiliated third parties.

33. Disclose whether the Board of Directors contemplates or plans to authorize a stock dividend.

Principal Stockholders

34. Supplementally tell us about the formation of FSAC Partners, LLC and the purposes and reasons for its existence.

Underwriting

35. Tell us whether CRT Capital Group or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.

36. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

37. If the company or the underwriters intend to engage a directed share program in conjunction with this offering, please describe to us the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when the company and underwriter notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

Financial Statements

Notes to Financial Statements

Note G – Founding Stockholders (unaudited)

38. We observed that Note G has been designated as "unaudited." It's is unclear to us why this designation is appropriate. It is our understanding that this note should be audited. Please revise and direct your independent accountant revise their report date accordingly.

Other

39. Please provide a currently dated consent of the independent accountants with any amendment to the registration statement.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc. Gerald Adler, Esq. (*by facsimile*)
    212-698-3599